UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )


                          PONCA ACQUISITION CORPORATION
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                      NONE
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                                 (CUSIP Number)


                MENTUS CONSULTING, LLC C/O HENRY J. BOUCHER, JR.
                                   5 WICKS END
                            WILTON, CONNECTICUT 06897
                                 (203) 858-9951
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  APRIL 1, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                  SCHEDULE 13D

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CUSIP NO.                                                      PAGE 2 OF 5 PAGES
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       NAME OF REPORTING PERSONS                        Mentus Consulting, LLC.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 06-1629718
    1
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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[X]   (b)[ ]
    2

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       SEC USE ONLY
    3
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       SOURCE OF FUNDS                                        PF
    4
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       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
    5
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       CITIZENSHIP OR PLACE OF ORGANIZATION               Connecticut
    6
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                             SOLE VOTING POWER                    212,000
                         7
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                             SHARED VOTING POWER                  164,000(1)
        NUMBER OF        8
          SHARES         ----------------------------------------------------
       BENEFICIALLY          SOLE DISPOSITIVE POWER               212,000
        OWNED BY         9
           EACH          ----------------------------------------------------
        REPORTING            SHARED DISPOSITIVE POWER             164,000(1)
       PERSON WITH       10
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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   376,000
   11
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       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] 12
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       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.2%
   13
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       TYPE OF REPORTING PERSON              OO
   14
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(1) On April 1, 2002, Mentus Consulting, LLC, a Connecticut limited liability company, acquired 212,000 shares of Issuer common stock. The sole member and manager of Mentus is Henry J. Boucher, the President, a Director and a controlling shareholder of Ponca.

                                                               Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Ponca Acquisition Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5 Wicks Lane, Wilton, CT 06897.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c). This Schedule 13D is filed by Mentus Consulting, LLC, a Connecticut limited liability company (the "Reporting Person") whose address is 5 Wicks Lane, Wilton, CT 06897. Mr. Boucher, the President, a Control Shareholder and a Director of the Issuer is the sole member and manager of Mentus.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an American citizen residing in Wilton, Ct.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The stock was acquired with personal funds from the principal shareholder of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer"s business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer"s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person has acquired 212,000 shares of the Issuer Common Stock, at $.001 per share representing 42.4% of the outstanding Issuer Shares, as of April 1, 2002..

(b) The Reporting Person will have the sole power to vote and dispose of 212,000 shares of the Issuer Common Stock, representing 42.4% of the outstanding Issuer Shares, as of the date of the Reporting Person's most recent filing with the Securities and Exchange Commission. It will have shared power to vote and dispose of an aggregate of 376,000 shares of Common Stock, representing 75.2% of the outstanding common stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Mentus Consulting, LLC

September 9, 2002                          By: Henry J. Boucher, Jr., Manager
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                                               Henry J. Boucher, Jr., Manager